UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO


                                 Amendment No. 2
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                          Pre-Paid Legal Services, Inc.
                       (Name of Subject Company (Issuer))

                          Pre-Paid Legal Services, Inc.
                       (Name of Filing Person, the Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   740065 107
                      (CUSIP Number of Class of Securities)

                                   Randy Harp
                             Chief Operating Officer
                          Pre-Paid Legal Services, Inc.
                                One Pre-Paid Way
                               Ada, Oklahoma 74820
                                 (580) 436-1234
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                 with a copy to:
                            Michael M. Stewart, Esq.
                   Crowe & Dunlevy, A Professional Corporation
                          20 North Broadway, Suite 1800
                             Oklahoma City, OK 73102
                                 (405) 235-7700







                            CALCULATION OF FILING FEE



Transaction valuation*                                     Amount of filing fee
----------------------                                     --------------------
$35,000,000.00                                                    $7,000.00

     * Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,000,000 of common stock of Pre-Paid Legal Services, Inc. at the maximum tender offer purchase price of $26.00 per share in cash.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,000.00
Form or Registration Number: Schedule TO
Filing Party: Pre-Paid Legal Services, Inc.

Date Filed: July 5, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 5, 2006, as amended July 21, 2006 (the "Schedule TO") by Pre-Paid Legal Services, Inc (the "Company" or "PPLS") relating to the offer of PPLS to purchase up to 1,000,000 shares of its common stock, at a price of $35.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 5, 2006, (the "Offer to
Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as amended or supplemented from time to time, together constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented to add the following:

             Exhibit Number               Description
             --------------               -----------
             (a)(5)(iv)                   Press Release dated August 3, 2006
                                          announcing preliminary results of the
                                          tender offer



                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

         Date:  August 3, 2006

                                   PRE-PAID LEGAL SERVICES, INC.


                                   By: /s/ Steve Williamson
                                       -------------------------------------
                                       Steve Williamson, Chief Financial Officer




                                  EXHIBIT INDEX


Exhibit Number                 Description
--------------                 -----------

(a)(5)(iv) Press Release dated August 3, 2006 announcing preliminary results of the tender offer





For Release 8:30 a.m. Eastern                      Company   Steve Williamson
Thursday, August 3, 2006                           Contact:     (580) 436-1234


                     PRE-PAID LEGAL SERVICES, INC. ANNOUNCES
                       PRELIMINARY RESULTS OF TENDER OFFER

     ADA, OK - August 3, 2006 - Pre-Paid Legal Services, Inc. (NYSE: PPD) today announced the preliminary results of our tender offer, which expired at 5:00 p.m. on August 2, 2006. We commenced the tender offer on July 5, 2006, to purchase up to 1,000,000 shares of its common stock at $35.00 per share, net to the seller in cash, without interest. Georgeson Shareholder Communications, Inc. acted as information agent for the offer and UMB Bank, n.a. acted as the depositary.

     Based on a preliminary count by the depositary, the total number of shares tendered in the offer was 195,090 which include 59,867 shares pursuant to the guaranteed delivery procedure. We expect to purchase all properly tendered shares at $35.00 per share, net to the seller in cash, without interest, for a total purchase price of approximately $6.8 million. The actual number of shares to be purchased is subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. The actual number of shares will be announced promptly following completion of the verification process. Payment for shares accepted and the return of all shares tendered but not accepted will occur promptly after determination of the number of shares properly tendered.

     As previously announced, we will fund the purchase price with proceeds of a $75 million term loan facility we closed with Wells Fargo Foothill, Inc. on June 23, 2006.


About Us
We develop, underwrite and market legal service plans across North America. The plans provide for legal service benefits, including unlimited attorney consultation, letter writing, document preparation and review, will preparation, traffic violation defense, automobile-related criminal charges defense and a general trial defense. We also market an identity theft protection plan. More information can be located at our homepage on the worldwide web at http://www.prepaidlegal.com/.

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